

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 1, 2016

<u>Via E-mail</u>
Brent David Willis
Chief Executive Officer
New Age Beverages Corporation
1700 East 68th Avenue
Denver, CO 80229

> **Re: New Age Beverages Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted October 5, 2016**
> **CIK No. 0001579823**

Dear Mr. Willis:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, page 4

2. Please disclose the basis for each of your assertions about the size of the markets in the beverage industry and your competitive position within the industry. For example, provide further basis for the figure in the filing which states that kombucha is a $1.6 billion category. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. Please make similar changes in the Business section of the filing.

3. Please disclose the basis for your statement on page 5 that "the DSD arm of our business [is] a significant cash generator and profitable standalone business."

4. Please clarify the statement on page 6 that "[e]ach member of [your] leadership team at New Age possesses 15 to 25 years of experience in the beverage industry." We note your disclosure on page 45 with respect to the business experience of your officers and directors.

Unaudited Pro Forma Combined Financial Statements

Unaudited Pro Forma Statement of Operations for the six months ended June 30, 2016, page 10

5. Please revise the pro forma statement of operations for the six months ended June 30, 2016 to disclose New Age Beverage's historical weighted average shares outstanding, the shares issued in the Xing Group acquisition transaction and any pro forma adjustments to weighted average shares required to arrive at the pro forma weighted average shares outstanding for this period.

6. Your disclosure in the third paragraph on page 28 of the draft registration statement indicates that your results of operations for the six months ended June 30, 2016 included transactional costs of $1,411,111 or which $388,355 was included in general and administrative expense and $1,023,756 was included in legal and professional fees. As these appear to be nonrecurring costs directly attributable to the Xing Group acquisition transaction, please revise to include a pro forma adjustment eliminating these expenses from the June 30, 2016 pro forma statement of operations. Refer to the guidance in Rule 11-02(b)(6) of Regulation S-X. Also, please ensure any revised pro forma information for this period is consistent with that disclosed in Note 3 to the interim financial statements on page F-9.

Unaudited Pro Forma Statement of Operations for the year ended December 31, 2015, page 11

7. Please revise the pro forma statement of operations for the year ended December 31, 2015 to reflect the results of operations New Age's predecessor and successor entity's in separate columns in the pro forma statement of operations consistent with the presentation in the audited financial statements for the 2015 periods.

8. Please revise the pro forma statement of operations for the year ended December 31, 2015 to eliminate the disclosure of the loss from discontinued operations. The pro forma statement of operations should present income from continuing operations and related income per share disclosures. Refer to the guidance outlined in Rule 11-02(b)(5) of Regulation S-X.

Notes to Unaudited Pro Forma Combined Financial Statements, page 12

3. Pro Forma Adjustments

9. Please revise footnotes A and B to disclose the significant assumptions that were used to calculate these pro forma adjustments. Your revised disclosure should indicate the useful lives being used to depreciate the stepped up basis of property and equipment and the interest rate associated with the debt obtained and issued as part of the Xing Group acquisition transaction. Refer to the guidance in Rule 11-02(b)(6) of Regulation S-X.

Risk Factors, page 13

We have incurred significant losses to date and may continue to incur losses, page 13

10. Since the Xing Group transaction is already reflected in your June 30, 2016 balance sheet, please revise the disclosure in the second paragraph of this risk factor to disclose your actual accumulated deficit at this date rather than a "pro forma" amount giving effect to the Xing Group transaction.

Failure to achieve and maintain effective internal controls . . ., page 15

11. Please disclose when and how the company plans to remediate the material weaknesses.

We face various operating hazards that could result in the reduction . . ., page 17

12. Please consider tailoring the risk factor disclosure to the specific beverage markets in which the company operates, e.g., the kombucha market, or advise.

Use of Proceeds, page 22

13. We note that you plan to use a portion of the proceeds to repay amounts owed under a promissory note issued in connection with your Xing acquisition. Please revise your disclosure to provide the information required by Instruction 4 to Item 504 of Regulation S-K, as applicable.

14. We note your disclosure on page F-12 that the note payable to a member of management is due immediately if the company raises $2 million or more in funding. Please disclose in this section or advise.

Dilution, page 26

15. Please revise the calculation of net tangible book value as of June 30, 2016 of $6,200,452 and $.30 per share to exclude your goodwill and customer relationship intangibles at this date of $7,335,529 and $145,833, respectively.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

16. We note your statement in the last paragraph on page 27 that the Xing brands have been cash flow positive for a number of years. Please clarify this statement by disclosing how you define "cash flow positive" and the relevant periods to which you refer.

Liquidity and Capital Resources, page 34

17. Please disclose the material terms of your debt, such as the $8.5 million note payable to a bank, the $4.5 million note payable to the Xing sellers, the $200,000 convertible promissory note, and your related party debt. Also include the agreements related to these transactions in the exhibit index.

18. We note your disclosure on page 27 that "as part of the financing of the acquisition, a reducing revolving credit facility totaling $5,900,000 at an interest rate of libor plus 2.75% was established by the Company's banking partner that enables the Company access to additional working capital over time." Please describe the material terms of this agreement and file it as an exhibit.

Cash Flows, page 35

19. Please revise to include a discussion of New Age Beverage's cash flows from operating, investing and financing activities during the periods presented in its audited financial statements including the 2015 successor and predecessor periods and the year ended December 31, 2014.

Business, page 39

20. We note your risk factors on pages 15-16 regarding your dependence on suppliers, large retailers, third party manufacturers, and distributors for your business. Please further discuss the material terms of your relationships with these third parties, including whether you have contractual arrangements with such entities. Please file any material contracts as exhibits. See Item 601(b)(10) of Regulation S-K.

21. We note your disclosure that you rely on a limited number of suppliers for raw materials used to make and package the company's products. Please disclose the names of your principal suppliers of raw materials as required by Item 101(h)(4)(v) of Regulation S-K.

22. If applicable, please describe your dependence on one or a few major customers. See Item 101(h)(4)(vi) of Regulation S-K.

Government and Industry Regulation, page 43

23. We note your risk factor on page 16 regarding government laws and regulations. Please disclose the need for any government approval of your products and the effect of existing or probable governmental regulations on your business. See Item 101(h)(4)(viii) and (ix) of Regulation S-K.

Property, page 43

24. You state on page 4 that you manufacture your products in your own fully-integrated manufacturing facilities. Please clarify where these facilities are located.

Executive Compensation, page 46

25. Please quantify the amount of shares and the dollar value of the shares paid to Brent Willis as a sign-on incentive bonus.

Security Ownership of Certain Beneficial Owners and Management, page 47

26. Please disclose the addresses for your greater than 5% beneficial owners. See Item 403(a) of Regulation S-K.

27. Please describe the terms under which Brent Willis will receive the shares described in footnote (4) to the table.

Certain Relationships and Related Transactions, page 48

28. Please disclose the information required by Item 404 of Regulation S-K since January 1, 2013. See Instruction 1 to Item 404.

29. Please disclose the note payable to a member of management as described on page F-12. See Item 404(d) of Regulation S-K.

30. Please describe the funding agreement with Nuwa Group LLC. See Item 404(d) of Regulation S-K.

Financial Statements

31. We note that you completed the acquisition of the assets of New Age Beverage, LLC, New Age Properties, LLC, Aspen Pure, LLC, and Xing Beverage, LLC (collectively, Xing Group) on June 30, 2016.   It appears that you succeeded to substantially all of the business of Xing Group and your operations prior to the succession appear insignificant relative to the operations acquired. As a result, it appears that the Xing Group is the Company's Predecessor for financial statement purposes as such term is defined in Rule 405 of Regulation C. Given this factor, please revise your registration statement as follows:

- Please revise to include unaudited comparative combined predecessor statements of operations, cash flows and changes in stockholders equity for the interim periods ended June 30, 2016 and 2015.
- Revise the pro forma statements of operations on pages 10 and 11 of the draft registration statement to identify Xing Group as your predecessor.
- Revise management's discussion and analysis to discuss the results of operations cash flows and liquidity of the Xing Group for all periods presented in the financial statements included in the filing.

If you do not believe this entity represents your predecessor as such term is defined in Rule 405 of Regulation C, please explain your basis for this conclusion. In the event that you conclude that this entity is your predecessor, please confirm your understanding that you will be required to continue presenting predecessor financial statements and the applicable management's discussion and analysis in your periodic reports subsequent to the effective date of your registration statement, to the extent necessary to cover all periods prescribed by the form.

New Age Beverages Corporation

Notes to Condensed Consolidated Financial Statements

Note 3 – Acquisition of Xing Beverage, LLC, page F-8

32. The pro forma financial information presented for the year ended December 31, 2015 as disclosed on page F-9 does not agree to that disclosed for this period on page 11 of the draft registration statement. Please reconcile and revise these amounts for consistency.

Note 4 - Inventories, page F-10

33. The amount of inventories as of December 31, 2015, as disclosed in the table in Note 10 of $4,252,425, does not agree with those in the balance sheet at this date of $196,220. Please reconcile and revise these amounts.

Note 6. – Notes Payable and Convertible Note Payable, page F-11

34. Please revise to disclose the significant terms of the $8.5 million loan obtained to fund the acquisition of the Xing Group. As part of these revised disclosures, please indicate the interest rate and repayment terms of this debt.

35. Please amend your Form 10-Q for the interim period ended June 30, 2016 as necessary to comply with all applicable comments with respect to your financial statements included in the draft registration statement.

Independent Auditor's Report, page F-42

36. If the Xing Group is determined to be your predecessor pursuant to our comment above, please revise to obtain a report of the independent auditors for the Xing Group which indicates that the audit was conducted in accordance with PCAOB standards.

Recent Sales of Unregistered Securities, page II-2

37. Please describe the facts the company relied upon in determining that the Section 4(a)(2) exemption was available for the shares issued in connection with the Xing asset purchase agreement, including the number of offerees and the nature of the investors.

You may contact Joanna Lam at (202) 551-3476 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Hillary Daniels at (202) 551-3959 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Ken Bart, Esq.
        Bart and Associates, LLC